UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders and the market in general that, at extraordinary general meetings held on this date the incorporation of Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“TLF IoT”) into Telefônica Cloud e Tecnologia do Brasil S.A. (“T.Cloud Brasil” and “Incorporation”), and consequent extinction of TLF IoT, both companies controlled by the Company, was approved. Additionally, due to the Incorporation, the parties amended the shareholders’ agreement of T.Cloud Brasil.

The Incorporation, which was carried out based on the book value of TLF IoT’s net assets, constitutes a corporate and operational reorganization aimed at achieving administrative and economic benefits through the simplification of operational structures, reduction of costs related to the operations and activities carried out by TLF IoT and T.Cloud Brasil, and the leveraging of internal synergies. The Company continues to hold 50.01% of the share capital of T.Cloud Brasil after the Incorporation.

Lastly, as a result of the Incorporation, T.Cloud Brasil succeeds TLF IoT in all of its assets, liabilities, rights, and obligations.

São Paulo, July 1, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687
Email: ir.br@telefonica.com
Website: http://ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 1, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director